September 22, 2025

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Abe Friedman
Adam Phippen
Nicholas Nalbantian
Taylor Beech

Re:	Fitness Fanatics Ltd
Amendment No. 2 to Registration Statement on Form F-1
Filed September 8, 2025
File No. 333-289484

Ladies and Gentlemen:

On behalf of our client, Fitness Fanatics Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 22, 2025 on the Company’s Amendment No.2 to Registration Statement on Form F-1 filed on September 8, 2025. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission.

The Staff’s comments from its letter dated September 22, 2025 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Amendment No. 2 to Registration Statement on Form F-1

Risk Factors

We may not maintain the listing of our Class A Ordinary Shares..., page 39

1.	We note that Nasdaq recently proposed a new rule that would require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to list on Nasdaq. Please revise your risk factor to address the potential effects this proposal could have on your ability to list and maintain a listing on the Nasdaq Capital Market.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has included an additional risk factor disclosure to address the potential effects such proposal could have on the Company’s ability to list and maintain a listing on the Nasdaq Capital Market on Page 34 of the Revised Registration Statement.

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765

Exhibits

2.	We note the removal of the symbol indicating redacted items from Exhibits 10.1 and 10.2; however, it appears that these exhibits are still redacted. Please restore the marking indicating redacted exhibits, or explain why you believe the symbols are no longer necessary.

The Company acknowledges the Staff’s comment and has revised the exhibit index on Page 157 of the Revised Registration Statement to restore the marking indicating redacted exhibits.

Very truly yours,

/s/ Kyle Leung
Name:	Kyle Leung
Partner
Concord & Sage PC

Concord & Sage PC. Email: info@concordsage.com

1360 Valley Vista Dr, Suite 140, Diamond Bar CA 91765